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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                           RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
                         (Title of Class of Securities)

                                   G7496G 10 3
                                 (CUSIP Number)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





  SEC 1745 (2-95)


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--------------------------
CUSIP No.  G7496G 10 3                   13G
--------------------------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   United States Fidelity and Guaranty Company
   IRS # 52-0515-280
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) [ ]
                                                 (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

 Maryland
------------ ------- -----------------------------------------------------------
                  5  SOLE VOTING POWER

                     2,426,137
             ------- -----------------------------------------------------------
 NUMBER OF        6  SHARED VOTING POWER
  SHARES
BENEFICIALLY         -0-
 OWNED BY
             ------- -----------------------------------------------------------
   EACH           7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON             2,426,137
   WITH
             ------- -----------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 2,426,137
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 N/A
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 10.8%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------


                                       2

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Introductory Statement

On November 21, 1997, United States Fidelity and Guaranty Company ("USF&G"), sold 150,000 Common Shares, par value $1.00 per share (the "Common Shares") of RenaissanceRe Holdings Ltd., in an underwritten public offering at a price to the public of $42.00 per share. As a result, USF&G owns 2,426,137 Common Shares, representing approximately 10.8% of the outstanding Common Shares and approximately 11.3% of the Company's outstanding voting power.

Item 1(a).              Name of Issuer:

                        RenaissanceRe Holdings Ltd. (the "Issuer")

Item 1(b).              Address of Issuer's Principal Executive Offices:

                        Renaissance House
                        8 - 12 East Broadway
                        Pembroke HM 19 Bermuda

Items 2(a)              Name of Person Filing; Address of Principal
and (b).                Business Office:

                        This statement is being filed by United
                        States Fidelity and Guaranty Company, a
                        Maryland corporation ("USF&G"). The business address of USF&G is 6225 Smith Avenue, Baltimore, Maryland 21209.

Item 2(c).              Citizenship:

                        Not Applicable

Item 2(d).              Title of Class of Securities:

                        Common Shares, par value $1.00 per share
                        (the "Common Shares") of the Issuer

Item 2(e).              CUSIP Number:

                        G7496G 10 3

Item 3.                 Not Applicable.

                                       3
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Item 4.                  Ownership:

                          (a)     2,426,137 Common Shares as of
                          December 31, 1997

                          (b)     10.8%

                          (c)     (i)      2,426,137
                                 (ii)      -0-
                                 (iii)     2,426,137
                                 (iv)      -0-

Item 5.                  Ownership of Five Percent or Less of a Class:

                         Not Applicable

Item 6.                  Ownership of More than Five Percent on Behalf of
                         Another Person:

                         Not Applicable

Item 7.                  Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on By the Parent Holding Company:

                         Not Applicable

Item 8. Identification and Classification of Members of the Group:

                         Not Applicable

Item 9.                  Notice of Dissolution of Group:

                         Not Applicable.

Item 10.                 Certification:

                         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998

                                    UNITED STATES FIDELITY AND GUARANTY
                                    COMPANY



                                    By: /s/ John F. Hoffen, Jr.
                                            John F. Hoffen, Jr.
                                            Corporate Secretary